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                         GUILFORD PHARMACEUTICALS INC.

                                August 28, 2000

Securities and Exchange Commission
Judiciary Plaza
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey Riedler


         Re:      Guilford Pharmaceuticals Inc.
                  Registration Statement on Form S-4
                  SEC File No. 333-39546
                  Filed on June 16, 2000

Dear Mr. Riedler:

         We hereby request the withdrawal of our Registration Statement on Form S-4 and Joint Proxy Statement (the "Form S-4"), filed with the Securities and Exchange Commission on June 16, 2000, because the Agreement and Plan of Merger and Reorganization, dated May 29, 2000, by and among Guilford Pharmaceuticals Inc. and Gliatech Inc., has been terminated. No offers or sales of securities were made with respect to the Form S-4.

         Please call Stephanie D. Marks at (410) 659-2767 with any questions that you may have.

                                               Very truly yours,

                                               GUILFORD PHARMACEUTICALS INC.

                                               By: /s/ Thomas C. Seoh

                                               Thomas C. Seoh
                                               Senior Vice President, General
                                               Counsel and Secretary